Exhibit 99.1

TAÚ UNIBANCO ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230

POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A.

SECURITIES

SUMMARY

1. GENERAL PRINCIPLES

1.1. Scope

1.2. Implementation of the POLICY

1.3. Disclosure and Trading Committee

1.4. Definition of Security

2. PERSONS BOUND BY THE POLICY

2.1. List of persons bound by the POLICY

3. TRADING RESTRICTIONS

3.1. Restrictions on trading prior to and subsequent to the disclosure of a material act or fact

3.2. Exceptional restriction periods

3.3. Other possible trading restrictions

3.4. Restrictions on trading prior to and subsequent to the disclosure of the Company’s financial statements

3.5. Restrictions on the trading of shares by the Company itself

3.6. Cases of authorized trading operations

3.7. Exceptions to restrictions on trading prior to and subsequent to the disclosure of the

Company’s financial statements

4. INDIVIDUAL INVESTMENT PLAN

5. OBLIGATIONS OF BOUND PERSONS

6. DISCLOSURE OF INFORMATION REGARDING ACQUISITIONS OR

DIVESTMENTS OF SIGNIFICANT STOCKHOLDINGS AND TRADING

ACTIVITIES OF CONTROLLING STOCKHOLDERS AND STOCKHOLDERS

6.1. Purpose

7. ADHERENCE TO THE POLICY

7.1. Form of adherence and the body in charge

8. CONTROLLED COMPANIES

8.1. Trading Policy for controlled companies

9. POLICY VIOLATION

9.1. Sanctions

9.2. Reporting of violations

. GENERAL 1. GENERAL PRINCIPLES

Scope

1.1. The Securities Trading Policy (“POLICY”) sets guidelines and procedures to be followed by the Company and persons related to the Company, as per the provision in item 2.1., for the trading of securities issued by the Company or its controlled companies (issued in Brazil or abroad), or indexed to them, and for the disclosure of the information provided for in item 6 below, as per

CVM Instruction No. 358 of January 3, 2002, thereby ensuring to all stakeholders transparency in the trading of such securities, without privileging some to the detriment of others.

Implementation of the POLICY

1.2. The overall implementation of the POLICY is the responsibility of the Investor Relations

Officer.

Disclosure and Trading Committee

1.3. The Disclosure and Trading Committee is chaired by the Investor Relations Officer and composed of at least five (5) and at most ten (10) members nominated by the Investor Relations

Officer from among the members of the Board of Directors, statutory committees and Executive

Board of the Company and of its controlling stockholders and controlled companies, and meets on a quarterly basis or whenever convened by the Investor Relations Officer.

1.3.1. In connection with this POLICY, it will be the responsibility of the Disclosure and Trading

Committee:

a) to advise the Investor Relations Officer;

b) to revise it and recommend applicable amendments to the Board of Directors;

c) to resolve upon any questions regarding the interpretation of its wording;

d) to determine all necessary measures for its disclosure and dissemination; including among the

Company’s employees;

e) to assist the Investor Relations Officer in investigations and decisions associated with cases of violation, bringing violations to the attention of the Ethics and Integrity Committee and the Board

of Directors, as applicable;

f) to analyze the content of replies to any official enquiries from regulatory and self-regulatory entities; and

g) to propose solutions to the Investor Relations Officer for any cases of omission or exceptions.

Definition of “Security”

1.4. The concept of Security mentioned in this POLICY covers, but not exhaustively, common or preferred shares, American Depositary Receipts (ADRs), Depositary Receipts (DRs), investment fund or club quotas that have in their portfolio securities issued by the Company, its controlled companies or controlling stockholders, debentures, commercial notes and promissory notes,

List of persons bound by the POLICY

2.1. The following are deemed Bound Persons subject to the POLICY:

a) direct or indirect controlling stockholders with exclusive or shared control, officers and members of the Board of Directors, of the Fiscal Council and of any bodies with technical or advisory duties that may have been created in compliance with the Company’s Bylaws;

b) the members of the statutory bodies of companies (i) that directly or indirectly control the

Company; and (ii) in which the Company is the sole direct or indirect controlling stockholder,

provided that the company for which they were elected does not have its own securities trading policy (subitem 8.1);

c) any person that, by virtue of their job, duties or position in the Company, in its controlling stockholders or in its controlled companies or affiliates may have knowledge regarding material information;

d) the spouse or partner or any other dependent included in the Income Tax Annual Adjustment

Statement of the persons listed in letters “a” and “b”, including during the six (6)-month period after the date of their resignation or dismissal;

e) persons listed in letters “a”, “b”, “c” of this subitem who leave the Company or companies in which the Company is the sole controlling stockholder, for a period of six (6) months from the date of such leave; and

f) the former management members of the Company or its direct or indirect controlled companies who had been expatriated, as well as their respective spouses or partners and any other dependents included in the Income Tax Annual Adjustment Statement, including for a period of six (6) months after the date of the dismissal from the company to which they were expatriated.

2.1.1. The following are equivalent to Bound Persons:

a) managers of portfolios and investment funds, companies or other institutions or entities of which the Bound Persons are the sole quotaholders or stockholders or whose business decisions such Persons may be able to influence;

b) any legal entity directly or indirectly controlled by the Bound Persons; and

c) any person that may have had access to information regarding any material act or fact, whether or not through any Bound Person.

3. TRADING RESTRICTIONS

3.1. Restrictions on trading prior to and subsequent to the disclosure of a material act or or its

controlled companies (issued in Brazil or abroad), or indexed to them, from the date that a material act or fact becomes known until and including the date of its disclosure to the market.

3.1.1. The restriction referred to in subitem 3.1 also apply to all those persons that have a commercial, professional or trust relationship with the Company, such as independent auditors,

securities analysts, consultants and institutions that are part of the distribution system, and it is incumbent on these persons to check about the disclosure of the information before trading.

3.1.2. The Investor Relations Officer may decide to extend the restriction referred to in subitems

3.1. and 3.1.1. to beyond the date on which the material information is disclosed to the market,

if, in their judgment, such trading of the securities may harm the Company or its stockholders.

Exceptional restriction periods

3.2. The Investor Relations Officer may, regardless of any justification or the existence of any as yet undisclosed material act or fact, determine periods during which the Company and the Bound

Persons may not trade securities issued by the Company or its controlled companies, or indexed to them. The Bound Persons must maintain confidentiality regarding such periods.

3.2.1. The Investor Relations Officer may recommend exceptional restriction periods for trading as provided for in subitem 4.1. of the Individual Investment Plans.

Other possible trading restrictions

3.3. The following will also be restricted:

3.3.1. The trading of securities to the persons mentioned in letters “a” and “b” of subitem 2.1. in the cases described below:

3.3.1.1. If the above mentioned persons had not shown any intention before Itaú Corretora to trade securities issued by the Company or its controlled companies, or indexed to them, until 10:30 a.m.

of the same day trading is intended. In this case, the Company, its controlled companies, affiliates or other corporate entities under joint control may trade treasury shares;

3.3.1.2. If the above mentioned persons had traded securities issued by the Company or its controlled companies, or indexed to them, for up to three days, or 60% of the working days, in the same week. This restriction will not apply if the Company, its controlled companies, affiliates or other corporate entities under joint control do not trade treasury shares; and

3.3.1.3. On the day in which the treasury department of the Company, its controlled companies,

affiliates or other corporate entities under joint control trade shares of the Company as a result of crises or facts of economic nature that imply high volatility in prices and/or low market liquidity,

or also, by determination of their respective Investor Relations Officers. Therefore, in this case,

the priority for trading these shares will be given to the respective treasury departments.

3.3.2. To the Bound Persons, the acquisition of or divestment in securities issued by the Company or indexed to them before one hundred and eighty (180) days after the last divestment in or acquisition of securities on a stock exchange or an over-the-counter market, respectively.

3.3.2.1. The Investor Relations Officer may, in individual cases, after consulting with the

Disclosure and Trading Committee and the Board of Directors, reduce this period, provided that,

in any case, the provisions in items 3.4. and 3.5. are observed.

takeover, partial or total spin-off, merger or corporate change or reorganization of the Company.

3.3.4. To the Bound Persons, the lending of shares or any other security issued by the Company,

or indexed to it.

3.3.5. To the Bound Persons, the operations of any nature including put or call options of shares issued by the Company or its controlling companies, the sale of shares issued by the Company in the Forward Market, and the trading of shares issued by the Company in the Futures Market.

3.3.6. To the Bound Persons, the trading during the period from a decision made by the proper official body to increase equity capital, distribute dividends, pay bonuses on shares or assets indexed to them, approve share splits, reverse splits and subscriptions, and the publication of the respective notices or announcements.

Restrictions on trading prior to and subsequent to the disclosure of the Company’s financial statements

3.4. In accordance with Article 13, paragraph 4, of CVM Instruction No. 358 of January 3, 2002,

the restrictions on trading also apply to a period of fifteen (15) days prior to (i) the disclosure of the Company’s quarterly (ITR) and annual (DPF) financial information, or (ii) the publication of the notice that places them at the disposal of stockholders, in accordance with the disclosure schedule for the current year.

The restrictions on trading also apply to the day subsequent to (i) the disclosure of the Company’s quarterly (ITR) and annual (DPF) financial information, or (ii) the publication of the notice that places them at the disposal of stockholders, in accordance with the disclosure schedule for the current year.

Should the Company disclosure preliminary financial information or make an early disclosure of such information, the restrictions on trading will also be in effect on the day after the disclosure.

Restrictions on the trading of shares by the Company itself

3.5. The Company may not acquire shares for holding in Treasury in the circumstances provided for in subitems 3.1., 3.2. and 3.4.

3.5.1. The Company’s Board of Directors may not resolve upon the acquisition or sale of shares issued by the Company itself, should any agreement or contract aimed at the transfer of the

Company’s stockholding control had been entered into, or should any option or proxy for the same purpose had been granted, or should there be the intention to carry out any takeover, total or partial spin-off, merger or corporate change or reorganization of the Company, for as long as the operation has not been made public through the disclosure of a material fact.

Cases of authorized trading operations

3.6. The restrictions contained in this POLICY do not apply, except in the case of the restriction in the blackout periods provided for in subitem 3.4., to:

3.6.1. The acquisition of shares held in Treasury by means of a private trading operation arising from the exercise of options within the scope of a stock purchase options program and from the

grant of shares within the scope of share-based payment programs, in either case as authorized in

3.6.2. The exercise of pre-emptive subscription rights associated with shares previously acquired; and

3.6.3. The sale of securities arising from the exercise of pre-emptive subscription rights provided that the securities that gave rise to the right had been in a portfolio for at least 180 days.

3.7. The restrictions in this POLICY do not apply, even in the period provided for in subitem 3.4.:

3.7.1. To the trading of securities issued by the Company or publicly listed companies that are exclusively controlled by the Company within the scope of repurchase and resale operations as regulated by the National Monetary Council and subject to the Regulations for Repurchase and

Resale Operations Entered into by Itaú Unibanco S.A. and its Current Account Holders, since these operations have a defined yield or are established on the basis of a remuneration parameter that is not intrinsically related to the remuneration of the underlying security; and

3.7.2. If the proprietary trading operation in question is carried out within the scope of the

Dividend Reinvestment Program – DRP.

4. INDIVIDUAL INVESTMENT PLAN

4.1. The persons mentioned in letters “a”, “b”, “c”, and “e” of subitem 2.1. may have a single individual investment plan (“Individual Investment Plan”) by means of which the trading operations provided for in subitems 3.1., 3.3.1., 3.3.2. and 3.3.3. will be allowed provided that:

4.1.1. The Individual Investment Plan has a minimum duration of six (6) months and is formalized in writing to the Investor Relations Officer before the completion of any trading operations;

4.1.2. The dates and the amounts or numbers of the trading operations to be carried out is irrevocably and unconditionally established; and

4.1.3. It provides for a minimum period of six (6) months for the Individual Investment Plan itself and any amendments and cancellations to produce effects.

4.2. The Individual Investment Plan may allow for the trading operation in the period provided for in item 3.4. provided that, in addition to complying with the provisions in items 4.1.1. to 4.1.3.:

4.2.1. The Company has approved the schedule establishing the specific dates for the disclosure of the Company’s quarterly (ITR) and annual (DPF) financial information; and

4.2.2. It binds the participant to return to the Company any losses avoided or gains accrued from the trading of shares issued by the Company arising from any change in the dates of the disclosure of the Company’s quarterly (ITR) and annual (DPF) financial information, determined by means of reasonable criteria established in the Individual Investment Plan itself.

4.3. The Investor Relations Officer will assess and provide comments on the applicability of the

Individual Investment Plan in the light of the regulations in force, and they may refuse to file it at the Company should it not be in compliance with the POLICY or with the applicable legislation.

4.4. The Compliance Department will file and keep a specific and individual control of all

Individual Investment Plans and will report the cas

es of non-compliance to the Investor Relations

the participant or also due to non-compliance with its terms. In both cases, a new Individual

Investment Plan proposal may be submitted after a period of six (6) months from the date of the notice or non-compliance, as applicable.

4.6.1. The Disclosure and Trading Committee will request clarifications from the participant in the cases of non-compliance and it also may request further clarifications on the Individual

Investment Plan.

4.7. The Company, by means of the body responsible for corporate affairs, will forward the

Individual Investment Plan when so requested by regulators and self-regulators of the markets where the trading of the Company’s securities has been authorized.

4.8. The participant is not allowed to carry out any operations that void or mitigate the economic effects of the operations provided for in the Individual Investment Plan.

5. OBLIGATIONS OF BOUND PERSONS

5.1. In addition to observing the restrictions on trading, the Bound Persons must:

5.1.1. Maintain confidentiality of the information concerning material acts or facts of the

Company or its controlled companies and refrain from using it to their own advantage or to the advantage of third parties in the securities markets, making sure that subordinates and third parties of their trust also maintain confidentiality of such information and do not use it for their own purposes, being held jointly and severally liable with them in the event of non-compliance; and

5.1.2. Exclusively use the Conglomerate’s securities brokerage companies for trading securities addressed in this POLICY that have, in Brazil, controls to avoid trading operations in the blackout periods mentioned in item 3.4. To this end, the outstanding positions involving securities issued by the Company that the Bound Persons hold with other securities brokerage companies should be transferred to the securities brokerage companies of the Conglomerate within no more than sixty (60) days after adherence to the POLICY.

5.1.3. Exclusively for the Bound Persons mentioned in items 2.1. (a) and (b), report to the

Compliance Department should there be any changes in the information on their spouse or partner of whom they are not judicially or extrajudicially separated and on any other dependent included in the Income Tax Annual Adjustment Statement within a period of up to fifteen (15) days after the date of the change.

6. DISCLOSURE OF INFORMATION REGARDING ACQUISITIONS OR

DIVESTMENTS OF SIGNIFICANT STOCKHOLDINGS AND TRADING

ACTIVITIES OF CONTROLLING STOCKHOLDERS AND STOCKHOLDERS

Purpose

6.1. Any legal entity or individual, or group of individuals, acting together or representing a common interest, that carry out relevant trading operations, under the terms of item 6.1.1., should submit a declaration to the Company, which, in its turn, will submit it to CVM and B3 (former

BMF&BOVESPA), and, if applicable, to SEC, NYSE and to any other stock exchanges and authorized to trade, containing the information required in Attachment C to this POLICY.

6.1.1. Relevant trading operations are the operation or group of operations by means of which the direct or indirect interest of the persons referred to in the main paragraph exceeds, upward or downward, the levels of five percent (5%), ten percent (10%) or fifteen percent (15%) and so on,

of a type or class of share representing the Company’s capital stock.

6.1.2. 6.1.2. The obligations provided for in subitems 6.1. and 6.1.1. also apply to the acquisition of any rights over the shares and other securities and derivative financial instruments indexed to these shares, but with no projected physical settlement.

6.1.3. In those cases where such acquisitions result in, or had been made with the intention to change the Company’s stockholding composition or its administrative structure, as well as in those cases where such acquisitions trigger the obligation to carry out a public offering, under the terms of the applicable regulation, the acquirer must also carry out the disclosure using, at least, the same communication channels as those usually adopted by the Company, containing the information contained in Attachment C to the POLICY.

6.1.4. The communications referred to in this item 6 should be made immediately after the completion of the events provided for here to the body responsible for corporate affairs, and the

Reference Form must be updated within seven (7) business days from the date of occurrence.

7. ADHERENCE TO THE POLICY

Form of adherence and body in charge

7.1. The Bound Persons should adhere to this POLICY by signing a proper instrument, in accordance with Attachment D, upon their hiring, election, promotion or transfer, in which they will declare that they are aware of all the terms of the POLICY and that they undertake to comply with them.

7.1.1. The Bound Persons mentioned in item 2.1., “c”, will adhere to the POLICY and will be nominated by their respective executives who are, at least, in the position of officer. The

Compliance Department will validate, on an annual basis, the persons nominated by the conduct committees.

7.1.2. The registration of the Bound Persons will be the responsibility of the Compliance

Department.

8. CONTROLLED COMPANIES

Trading Policy for Controlled Companies

8.1. Controlled companies:

8.1.1. that have their own securities trading policy do not need to adhere to this POLICY. In this case, the rules provided for in such policy will be applicable to the publicly listed company and its controlled companies.

8.1.2. that do not have their own policy for the trading of securities must adhere to this POLICY.

In this case, the rules provided for in this POLICY will be applicable to the company and its

January 3, 2002.

8.2. The persons that adhere to this POLICY will also be subject to the same rules when trading securities of companies of which the Company is the sole controlling stockholder.

9. POLICY VIOLATION

Sanctions

9.1. Failure to comply with this POLICY will render the violator subject to disciplinary sanctions,

according to the Company’s internal rules and to those provided for in this item, without prejudice to the applicable administrative, civil or criminal sanctions.

9.1.1. It will be the responsibility of the Investor Relations Officer, with the assistance of the

Disclosure and Trading Committee, to investigate cases of POLICY violation, observing the following:

a) the persons referred to in letters “a” and “b” of subitem 2.1. will be subject to the sanctions resolved upon by the Investor Relations Officer, with the assistance of the Disclosure and Trading

Committee and the Board of Directors when applicable; and

b) the persons referred to in letter “c” of subitem 2.1. will be subject to the sanctions of warning,

suspension or dismissal for just cause, according to the gravity of the violation.

Reporting of violations

9.2. Any person who adheres to the POLICY and becomes aware of any violation must immediately report the fact to the Disclosure and Trading Committee.

This POLICY was updated by the Board of Directors on 2019/01/31.

ATTACHMENT A

POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES

2020 CALENDAR

The schedule below sets forth the blackout periods for trading Itaú Unibanco Holding S.A. securities, or securities referred to them, as a result of periodic events (DFP and ITR)

Issuing companies	***Periodic events***	***Blackout Trading Periods (dd.mm.yyyy)***	***Results Disclosure Date (dd.mm.yyyy)***
ITAÚSA	Financial Statements/DFP December 31, 2019	26.01.2020 to 18.02.2020	17.02.2020
	ITR – 1st Quarter/2020	19.04.2020 to 12.05.2020	11.05.2020
	ITR – 2nd Quarter/2020	19.07.2020 to 11.08.2020	10.08.2020
	ITR – 3rd Quarter/2020	19.10.2020 to 10.11.2020	09.11.2020
ITAÚ UNIBANCO	Financial Statements/DFP December 31, 2019	26.01.2020 to 11.02.2020	10.02.2020
	ITR – 1st Quarter/2020	19.04.2020 to 05.05.2020	04.05.2020
	ITR – 2nd Quarter/2020	19.07.2020 to 04.08.2020	03.08.2020
	ITR – 3rd Quarter/2020	19.10.2020 to 04.11.2020	03.11.2020
ITAÚ CORPBANCA	Monthly Information[2,3] – December/2019	26.12.2019 to 10.01.2020	10.01.2020
	Monthly Information[2,3] – January/2020	27.01.2020 to 11.02.2020	11.02.2020
	ITR[1] – Full year 2019	26.01.2020 to 28.02.2020	28.02.2020
	Monthly Information[2,3] – February/2020	24.02.2020 to 10.03.2020	10.03.2020
	Monthly Information[2,3] – March/2020	25.03.2020 to 09.04.2020	09.04.2020
	ITR[1] – 1st Quarter/2020	15.04.2020 to 30.04.2020	30.04.2020
	Monthly Information[2,3] – April/2020	27.04.2020 to 12.05.2020	12.05.2020
	Monthly Information[2,3] – May/2020	25.05.2020 to 09.06.2020	09.06.2020

POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES APPROVED ON 2019/01/31 Page 10

	Monthly Information[2,3] – June/2020	24.06.2020 to 09.07.2020	09.07.2020
	ITR[1] – 2nd Quarter/2020	16.07.2020 to 31.07.2020	31.07.2020
	Monthly Information[2,3] – July/2020	27.07.2020 to 11.08.2020	11.08.2020
	Monthly Information[2,3] – August/2020	25.08.2020 to 09.09.2020	09.09.2020
	Monthly Information[2,3] – September/2020	24.09.2020 to 09.10.2020	09.10.2020
	ITR[1] – 3rd Quarter/2020	15.10.2020 to 30.10.2020	30.10.2020
	Monthly Information[2,3] – October/2020	26.10.2020 to 10.11.2020	10.11.2020
	Monthly Information[2,3] – November/2020	25.11.2020 to 10.12.2020	10.12.2020
INVESTIMENTOS BEMGE and DIBENS LEASING	Financial Statements/DFP December 31, 2019	26.01.2020 to 15.02.2020	14.02.2020
	ITR – 1st Quarter/2020	19.04.2020 to 09.05.2020	08.05.2020
	ITR – 2nd Quarter/2020	19.07.2020 to 08.08.2020	07.08.2020
	ITR – 3rd Quarter/2020	19.10.2020 to 10.11.2020	09.11.2020

(1) *In Chile, Quarterly Information (ITR) is denominated as "Estados de Situación Intermedios".*

(2) *Monthly Information published on Itaú CorpBanca and Superintendencia de Bancos e Instituciones Financieras Chile websites.*

(3) *Monthly Results release is on the 7th business day after closing.*

December/2019

POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES APPROVED ON 2019/01/31 Page 11

POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A.

SECURITIES

DECLARATION

I,..................(name and qualification, including CPF or CNPJ registry number, as the case may

be) in the capacity of ............................... of ITAÚ UNIBANCO HOLDING S.A., hereby

DECLARE, in compliance with the requirements of Instruction No. 358/02 of the Brazilian

Securities and Exchange Commission (CVM), that I............... (bought/ sold shares/subscription warrants/stock purchase options/share subscription rights) issued by ITAÚ UNIBANCO

HOLDING S.A., having ...................(reached, increased or decreased/eliminated)............ by

..........% my (direct or indirect) investment, corresponding to ....................... (shares/subscription warrants/stock purchase options/share subscription rights) .................., representing the capital stock of ITAÚ UNIBANCO HOLDING S.A., as described below:

I - Objective of my investment and the desired number:

.....................................................................................................................................................

.....................................................................................................................................................

[.......]- I declare that the acquisition made by me is not aimed at modifying the Company’s stockholding composition or its management structure. (Check, as the case may be).

II – Number of shares, subscription warrants, subscription rights and stock purchase options, by type and class, already held, directly or indirectly, by me or other person related to me:

........................................................................................................................................................

.........................................................................................................................................................

III - Indicate any agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by the Company:

.........................................................................................................................................................

.........................................................................................................................................................

I hereby undertake to immediately report to the office responsible for corporate affairs any changes in the positions hereby reported that represent an increase or a decrease by 5% in the type or class of shares representing the Company’s capital stock.

..................., ................... .......... ..........

____________________________

SECURITIES

TERM OF ADHERENCE FOR CONTROLLING STOCKHOLDERS, MANAGEMENT

MEMBERS AND MEMBERS OF STATUTORY BODIES

..............................................[name and CPF].................................., the undersigned, in the capacity of a person subject to compliance with CVM Instruction No. 358/02, hereby adheres to the POLICIES FOR THE DISCLOSURE OF MATERIAL ACTS OR FACTS and TRADING

ITAÚ UNIBANCO HOLDING S.A. SECURITIES, as well as of securities issued by its controlling stockholder ITAÚSA - INVESTIMENTOS ITAÚ S.A. and by its controlled companies ITAÚ CORPBANCA, INVESTIMENTOS BEMGE S.A. and DIBENS LEASING

S.A. - ARRENDAMENTO MERCANTIL, having herein received a copy of such policies.

You declare cognizance of their terms and of CVM Instruction No. 358/02 and undertake to fully comply with them.

You further declare:

(i) To be aware that the dates provided for in Attachment A to the Securities Trading Policies

will be set annually and that any infractions arising from the violation of said policies will result in the application of the following measures: (i) a warning sanction for the first two infractions (constituting recidivism upon the second infraction) and (ii) depending on the gravity of the infraction, a sanction to be resolved upon by the Company’s Board of Directors;

(ii) To be aware of the fact that any sanctions arising from a violation of said Policies for the

Disclosure of Material Acts or Facts and Trading Securities will be resolved upon by the

Investor Relations Officer with the assistance of the Disclosure and Trading Committee.

That you will report to the Company should there be any changes in the information on your spouse or partner of whom you are not judicially or extrajudicially separated and on any other dependent included in the Income Tax Annual Adjustment Statement within a period of up to fifteen (15) days after the date of the change.

..................., ................... .......... ..........

____________________________

SECURITIES

TERM OF ADHERENCE FOR EMPLOYEES

I, the undersigned, in the capacity of a person subject to compliance with CVM Instruction No.

358/02, hereby adhere to the POLICIES FOR THE DISCLOSURE OF MATERIAL ACTS OR

FACTS and TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES, as well as of securities issued by its controlling stockholder ITAÚSA - INVESTIMENTOS ITAÚ S.A. and by its controlled companies ITAÚ CORPBANCA, INVESTIMENTOS BEMGE S.A. and DIBENS

LEASING S.A. - ARRENDAMENTO MERCANTIL, having herein received a copy of such policies.

I declare cognizance of their terms and of CVM Instruction No. 358/02 and undertake to fully comply with them.

I further declare to be aware that the dates provided for in Attachment A to the Securities Trading

Policies will be set annually.

..................., ................... .......... ..........

____________________________

POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A.